ROPES & GRAY LLP THREE EMBARCADERO CENTER SAN FRANCISCO, CA 94111-40 06 WWW.ROPESGRAY.COM

May 1, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Ms. Sally Samuel

Re:	Post-Effective Amendment No. 18 to the registration statement under the Securities Act of 1933, as amended (the “Securities Act”) and Amendment No. 19 to the registration statement under the Investment Company Act of 1940 (the “1940 Act”) of RS Variable Products Trust (the “Registrant”) filed on March 1, 2013 (“Amendment No. 18/19”) (the “Registration Statement”) (File Nos. 333-135544 and 811-21922)

Dear Ms. Samuel:

This letter responds to comments provided by you to the undersigned on April 3, 2013, relating to Amendment No. 18/19. Amendment No. 18/19 relates to each series (each, a “Fund,” and collectively, the “Funds”) of the Registrant. For convenience of reference, the Securities and Exchange Commission (“Commission”) staff’s comments have been summarized before each response.

General

1.	Comment: Please confirm that the missing information regarding operating expenses, expense limitations, expense examples, average annual total returns, best and worst quarters, and financial highlights will be included in the Registration Statement no later than the effective date of Amendment No. 18/19.

Response: The Registrant confirms that the requested information will be included in the Registration Statement no later than the effective date of Amendment No. 18/19.

2.	Comment: Please confirm that the Registrant, to the extent it intends to use summary prospectuses, seeks to comply with the requirements of Rule 498 under the Securities Act with respect to such summary prospectuses.

Response: The Registrant seeks to comply with Rule 498 under the Securities Act with respect to any summary prospectuses it uses.

3.	Comment: Please limit the Principal Investment Strategies section to each Fund’s principal investment strategies only. If a Fund “may” pursue a particular investment strategy but does not intend to pursue the particular strategy normally, please move such disclosure to the section of the prospectus responsive to Item 9(b) of Form N-1A (the “Form”).

Response: The Registrant has reviewed the principal investment strategies of the Funds, and, to the extent it has determined that a described strategy was not a principal investment strategy for a Fund, it has moved the description of such strategy from Principal Investment Strategies in the summary section to the section of the prospectus entitled “Additional Information About Investment Strategies and Risks,” which is responsive to Item 9(b) of the Form.

4.	Comment: Please confirm that the Funds’ derivatives disclosures comply with the guidance offered in the July 30, 2010 letter from Barry Miller, associate director in the Commission’s Office of Legal and Disclosure, to the Investment Company Institute. In particular, please ensure that disclosure related to derivatives is tailored to each specific Fund and that such disclosure is not generic or standardized.

Response: The Registrant believes that the Funds’ derivatives disclosures are appropriate.

5.	Comment: For Funds that disclose the performance of an index in addition to an appropriate broad-based securities market index, disclose information about the additional index (e.g., by stating that the information shows how the Fund’s performance compares with the returns of an index of funds with similar investment objectives).

Response: The requested change has been made.

6.	Comment: In the section entitled “Investment Team,” please state the title of the persons listed, if they have titles, as required by Item 5(b) of the Form.

Response: For the Funds that are managed by persons with specific titles, such titles have been included.

7.	Comment: Please consider combining Item 9(b) disclosure into a section preceding the section entitled “Additional Information About Principal Risks.”

Response: The Registrant believes that the Funds’ current disclosure is responsive to Item 9(b) of the Form.

8.	Comment: In the section entitled “Note Regarding Percentage Limitations,” please revise the disclosure to state that to the extent that illiquid securities exceed 15% of a Fund’s net assets, the Fund “will take such steps” to reduce the percentage as soon as reasonably practicable.

Response: The requested change has been made, as follows:

If at any time RS Investments ~~were to~~ determines that the value of illiquid securities held by the Series exceeds 15% of its net asset value, RS Investments ~~would consider appropriate~~ will take such steps as it considers appropriate to reduce the percentage as soon as reasonably practicable; the Series may, however, hold any such investments for a substantial period of time.

9.	Comment: In the section entitled “Buying and Selling Shares,” please disclose that the price at which a purchase or redemption is effected is based on the next calculation of net asset value after the order is placed, as required by Item 11(a)(2) of the Form.

Response: The Registrant respectfully submits that the current disclosure satisfies the requirements of Item 11(a)(2) of the Form. The section “Buying and Selling Series Shares” contains the required statement that the price at which a purchase or redemption is effected is based on the next calculation of NAV after the order was placed (“The Series sells and redeems shares to and from the GIAC separate accounts at the net asset value (“NAV”) next determined after the separate account’s purchase or redemption order is accepted by GIAC on behalf of the Series. The NAV is determined as of the close of regular trading on the NYSE (generally 4:00 p.m. eastern time) each day the NYSE is open.”).

10.	Comment: In the section entitled “Buying and Selling Series Shares,” please disclose that where the Funds refuse to redeem shares or postpone payment of proceeds during a period of “emergency,” such emergency must be permitted by the Commission.

Response: The Registrant respectfully submits that the current disclosure satisfies this request (“The Series may refuse to redeem shares or may postpone payment of proceeds during any period when . . . an emergency makes it not reasonably practicable for the Series to dispose of assets or calculate its NAV, as permitted by the Securities and Exchange Commission or applicable law.”).

11.	Comment: In the section entitled “Frequent Purchases and Redemptions,” please describe any shareholder information agreements that the Registrant has entered into on the Funds’ behalf pursuant to Rule 22c-2.

Response: The Registrant respectfully submits that Item 11(e) of the Form does not require a description of the shareholder information agreements themselves, and that the Registrant’s current disclosure satisfies the requirements of Item 11(e) of the Form.

RS Emerging Markets VIP Series

12.	Comment: Please revise the following sentence under “Portfolio Turnover Risk” in the section entitled “Additional Information About Principal Risks” to comply with the plain English requirement under Rule 421(d) of the Securities Act: “The length of time the Series has held a particular security is not generally a consideration in investment decisions.”

Response: The requested change has been made, as follows:

~~The length of time the Series has held a particular security is not generally a consideration in investment decisions. A change in the securities held by the Series is known as “portfolio turnover.”~~ Portfolio turnover is not a principal consideration in investment decisions for the Series, and the Series is not subject to any limit on the frequency with which portfolio securities may be purchased or sold. Portfolio turnover generally involves a number of direct and indirect costs and expenses to the Series, including, for example, dealer mark-ups and bid/ asked spreads and transaction costs on the sale of securities and reinvestment in other securities. Such costs are not reflected in the annual operating expenses of the Series but do have the effect of reducing the Series’ investment return.

13.	Comment: In the section entitled “Management of the Series,” please specify which expenses the Trust assumes.

Response: In order to eliminate confusion and because it is not required by Item 10 of the Form, the Registrant has deleted the following sentence from the section entitled “Management of the Series”: “The Trust pays all expenses not assumed by RS Investments, including, among other things, Trustees’ fees and auditing, accounting, legal, custodial, investor servicing, and shareholder reporting expenses.”

RS S&P 500 Index VIP Series and RS Money Market VIP Series

14.	Comment: In the footnote to the Annual Fund Operating Expenses Table regarding the expense limitation agreement applicable to the Fund, please identify the party that may terminate the expense limitation agreement and specify the circumstances under which such termination may occur, as required by Item 3 of the Form.

Response: The requested change has been made, as follows:

~~An expense limitation with respect to the Series’ Total Annual Fund Operating Expenses is imposed pursuant to a written agreement~~ RS Investments has contractually agreed to limit the Series’ Total Annual Fund Operating Expenses (excluding expenses indirectly incurred by the Series through investments in pooled investment vehicles, interest, taxes, investment-related expenses (e.g., brokerage commissions), and extraordinary expenses) to 0.28%. This expense limitation will continue through April 30, 2014 and cannot be terminated by RS Investments prior to that date without the action or consent of the Series’ Board of Trustees.

RS Money Market VIP Series

15.	Comment: Please delete the footnote to the Annual Fund Operating Expenses Table regarding voluntary waivers, as it is neither required nor permitted by the Form.

Response: The requested change has been made.

Statement of Additional Information

16.	Comment: In the section entitled “Disclosure of Portfolio Holdings,” please identify by name the firms or persons to whom disclosure of non-public portfolio holdings may be made.

Response: The requested change has been made.

Should you have any questions, please do not hesitate to call me at (415) 315-2306. Thank you for your assistance.

Very truly yours,

/s/ Jimena Acuña Smith

Jimena Acuña Smith

cc:	Nina Gupta, RS Variable Products Trust Timothy W. Diggins, Ropes & Gray LLP Elizabeth J. Reza, Ropes & Gray LLP